                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            People's Choice TV Corp.
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    710847104
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Matthew Oristano
                          c/o People's Choice TV Corp.
                          2 Corporate Drive, Suite 249
                                Shelton, CT 06484
                                 (203) 929-2800
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Daniel D. Rubino
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 12, 1999
                   ------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

----------------------------------              --------------------------------
CUSIP No.   710847104                               Page 2 of 6 Pages
----------------------------------              --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Matthew Oristano
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         1,261,327
               -----------------------------------------------------------------
   NUMBER         8      SHARED VOTING POWER
  OF SHARES
BENEFICIALLY             88,873
  OWNED BY     -----------------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             1,261,327
               -----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         88,873
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     1,350,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------              --------------------------------
CUSIP No.   710847104                           Page 3 of 6 Pages
----------------------------------              --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alda Multichannels Ltd.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         936,327
               -----------------------------------------------------------------
    NUMBER        8      SHARED VOTING POWER
  OF SHARES
BENEFICIALLY             0
  OWNED BY     -----------------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
                         936,327
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     936,327
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of People's Choice TV Corp., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D of the Reporting Persons filed on February 11, 1998 (the "Initial Statement"). The principal executive offices of the Issuer are located at 2 Corporate Drive, Suite 249, Shelton, CT. This Amendment No. 1 is being filed by the Reporting Persons solely to report recent transactions in the Common Stock as a result of which the percentage of shares of Common Stock of which the Reporting Persons may be deemed the beneficial owners of has changed by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

         Item 3 is hereby amended as follows:

Item 3.  Sources and Amounts of Funds or Other Consideration.

                  Since the filing of the Initial Statement, Alda purchased for approximately $45,000 the Common Stock reported in Item 5 below using its working capital.

         Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.

         On April 12, 1999, the Issuer entered into an Agreement and Plan of Merger, dated as of April 12, 1999 (the "Merger Agreement"), with Sprint Corporation ("Sprint") and MM Acquisition Corp., a wholly owned subsidiary of Sprint ("Merger Sub"). Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Issuer as the surviving corporation. As a result of the Merger, each outstanding share of Common Stock of the Issuer (other than shares owned by Sprint, Merger Sub or held by the Issuer as treasury stock or shares with respect to which the holders have perfected appraisal rights under Delaware law) will be converted into the right to receive $8.00 per share in cash.

         As a condition and inducement to Sprint entering into the Merger Agreement, on April 12, 1999, the Reporting Persons entered into a Stockholder and Option Agreement (the "Option Agreement") with Sprint pursuant to which the Reporting Persons granted Sprint an option (the "Option") to purchase their shares of Common Stock ("Option Shares") at a price equal to $8.00 per share of Common Stock, as adjusted if necessary ("Option Price"). The Option must be exercised by Sprint promptly, but in no event later than 10 days after the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and regulations thereunder. If the Option has not been exercised by such time, the Reporting Persons have the right to require Sprint to purchase the Option Shares at the Option Price.

         The above description of the Option Agreement and related matters set forth in this Item and in Item 6 are summaries, and are qualified in their entirety by reference to the complete text of such Option Agreement which is filed as an exhibit to this Amendment No. 1


                                  4 of 6 Pages
to Schedule 13D.

         Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

         On April 29, 1998, Alda purchased in the open market 12,500 shares of Common Stock at $0.88 per share and 25,000 shares of Common Stock at $0.96 per share at a total purchase price of $45,000. On April 30, 1998, Alda purchased in the open market 10,000 shares of Common Stock at $1.00 per share at a total purchase price of $10,000.

         On December 20, 1998, Oristano gave 45,808 shares of Common Stock to his wife and contributed 60,000 shares of Common Stock to a trust for his daughter. Oristano is deemed to beneficially own the shares owned by his wife and the trust for his daughter.

         Upon the closing of the transactions contemplated by the Option Agreement, the Reporting Persons will cease to beneficially own any shares of Common Stock of the Company.

         Item 6 is hereby amended as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

         The Option Agreement sets forth certain terms and conditions under the Reporting Persons' continued ownership of the Common Stock. Under the Option Agreement, the Reporting Persons are prohibited from selling, transferring, assigning, pledging, hypothecating or otherwise disposing of or limited its right to vote in any manner any of its shares of Common Stock. In addition, the Reporting Persons have irrevocably appointed Sprint as their proxy to vote the Option Shares in any manner as Sprint, in its sole discretion, may see fit, at any annual, special or other meeting or action of the stockholders of the Company with respect to any issues brought before the stockholders of the Company.

         Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and Sprint with respect to any securities of the Issuer.

         Item 7 is hereby amended as follows:

Item 7.  Material to be Filed as Exhibits.

         4. Stockholder and Option Agreement dated as of April 12, 1999 between Sprint Corporation and Matthew Oristano and other parties named therein.

                                  5 of 6 Pages
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                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1999                      MATTHEW ORISTANO


                                             /s/ Matthew Oristano
                                            ------------------------------------

                                            ALDA MULTICHANNELS LTD.


                                            By: /s/ Matthew Oristano
                                               ---------------------------------
                                               President

                                  6 of 6 Pages
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                                INDEX OF EXHIBITS

Exhibit

Number             Description
------             -----------

     4 Stockholder and Option Agreement dated as of April 12, 1999 between Sprint Corporation and Matthew Oristano and other parties named therein.